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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

DelSite, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
144525102
(CUSIP Number)
December 30, 2008
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 6 Pages

CUSIP No. 144525102

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James F. Fitzgerald, Sr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Not Applicable

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED	6	SHARED VOTING POWER 324,200
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH:	8	SHARED DISPOSITIVE POWER 324,200

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 324,200
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 2 of 6 Pages

CUSIP No. 144525102

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marilyn C. Fitzgerald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Not Applicable

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED	6	SHARED VOTING POWER 324,200
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH:	8	SHARED DISPOSITIVE POWER 324,200

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 324,200
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 3 of 6 Pages

CUSIP No. 144525102

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fitzgerald Trust dated March 8, 1994
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin

NUMBER OF SHARES	5	SOLE VOTING POWER 324,200
BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 324,200
PERSON WITH:	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 324,200
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Trust)

Page 4 of 6 Pages

CUSIP No. 144525102

        This Amendment No. 2 to the undersigned’s Schedule 13G, which was originally filed on November 28, 2005 (the “Schedule 13G”) with regard to DelSite, Inc., f/k/a Carrington Laboratories, Inc. (the “Issuer”), is being filed to amend Items 4 and 5 of the Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

Item 4.	Ownership

(a)-(c)	Information concerning the amount and percentage of shares of Common Stock beneficially owned by each reporting person is set forth below and is based upon the number of shares of Common Stock outstanding as of November 11, 2008.

Reporting Person	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Aggregate Beneficial Ownership	Percentage of Outstanding Shares of Common Stock
James F. Fitzgerald, Sr.	0	324,200(1)	324,200(1)	2.9%
Marilyn C. Fitzgerald	0	324,200(1)	324,200(1)	2.9%
Fitzgerald Trust dated March 8, 1994	324,200	0	324,200	2.9%

(1)	Includes 324,200 shares held by the Fitzgerald Trust dated March 8, 1994, of which James F. Fitzgerald, Sr. and Marilyn C. Fitzgerald are co-trustees.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Exhibits.

Exhibit 1.	Agreement to file Schedule 13G jointly. (Previously filed as Exhibit 1 to the reporting parties’ Schedule 13G filed November 28, 2005.)

Page 5 of 6 Pages

CUSIP No. 144525102

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2009.

/s/ James F. Fitzgerald, Sr.
James F. Fitzgerald, Sr.
/s/ Marilyn C. Fitzgerald
Marilyn C. Fitzgerald
FITZGERALD TRUST DATED MARCH 8, 1994
/s/ James F. Fitzgerald, Sr.
James F. Fitzgerald, Sr., Co-Trustee
/s/ Marilyn C. Fitzgerald
Marilyn C. Fitzgerald, Co-Trustee

Page 6 of 6 Pages